Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136148
AMENDED AND RESTATED
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
     We are pleased to offer you the opportunity to participate in the Education Realty Trust Amended and Restated Dividend Reinvestment and Stock Purchase Plan, or the “Plan.” The Plan has two components: a dividend reinvestment component and a direct stock purchase component. The dividend reinvestment component provides our stockholders and holders of limited partnership interests, or “units” in Education Realty Operating Partnership, LP, our primary operating partnership and University Towers Operating Partnership, a single property operating partnership, with an easy and economical way to designate all or any portion of the cash dividends on their shares of our common stock or distributions on units for reinvestment in additional shares of our common stock. The direct stock purchase component permits our stockholders, unitholders and new investors to purchase shares of our common stock in an inexpensive and convenient manner.
     The Plan holds shares of our common stock, which is listed on the New York Stock Exchange, or “NYSE,” under the symbol “EDR.” On June 17, 2008, the closing price of our common stock was $12.70 per share.
     Key features of the Plan are that you can:
•	Enroll in the Plan even if you are not a current Education Realty Trust stockholder or unitholder;

•	Purchase shares through the Plan without a personal broker and, when shares are purchased by the Plan Administrator on the open market, without paying a commission;

•	Automatically reinvest all or any portion of your cash dividends or distributions in additional shares of our common stock;

•	Purchase additional shares through optional cash investments of as little as $300 per month or as much as $7,500 per month;

•	Make optional cash investments in excess of $7,500 per month;

•	Receive a discount from the market price that may range from 0% to 5% at our sole discretion for all shares purchased directly from us by the Plan Administrator;

•	Authorize automatic monthly investments in our common stock from a checking or savings account;

•	Transfer your shares easily; and

•	Own and transfer your shares without holding or delivering physical certificates.
     This prospectus relates to 4,000,000 shares of our common stock, par value $.01 per share, to be offered for purchase under the Plan. This prospectus supersedes and replaces our prospectus dated August 25, 2006.
     To ensure that we qualify as a real estate investment trust, or “REIT,” no stockholder may own more than 9.8% of the outstanding shares of our common stock, unless our Board of Directors waives this limitation.
     Please read this prospectus carefully and keep it and any future investment statements for your reference. If you have any questions about the Plan, please call the Plan Administrator, American Stock Transfer & Trust Company, or “AST,” toll free at (866) 659-2645. Customer service representatives are available between the hours of 8:00 a.m. and 7:00 p.m. Eastern time, Monday through Thursday and 8:00 a.m. and 5:00 p.m. Eastern time, on Fridays.
     Investing in our common stock involves risks. Before purchasing common stock pursuant to the Plan, you should refer to the risk factors included in our most recent Annual Report on Form 10-K under “Item 1.A Risk Factors” and the risk factors included in our periodic reports and in other information filed with the Securities and Exchange Commission.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
This Prospectus is dated June 18, 2008.

EDUCATION REALTY TRUST, INC.
     Education Realty Trust, Inc. is a self-managed and self-advised real estate investment trust, or REIT, organized in July 2004 to acquire, own and manage high quality student housing communities located near university campuses. We were formed to continue and expand upon the student housing business of Allen & O’Hara, Inc., or the “EDR Predecessor”, a company with over 40 years of experience as an owner, manager and developer of student housing. From 1964 through 2004, the EDR Predecessor owned and operated 26 student housing communities located in 13 states containing over 16,000 beds and managed a total of 67 communities located in 21 states containing approximately 36,000 beds at 47 universities. As of March 31, 2008, we owned 39 off-campus student housing communities located in 17 states containing 24,463 beds in 7,466 apartment units located near 32 universities. As of March 31, 2008, we provided third-party management services for 27 student housing communities located in 11 states containing 15,453 beds in 4,750 apartment units at 20 universities. As of March 31, 2008, we owned, as part of joint ventures, one student housing community located near the University of California at Riverside containing 548 beds in 149 apartment units; one student housing community located near the University of North Carolina — Greensboro containing 600 beds in 203 apartment units; one student housing community located near the University of California — Santa Barbara containing 435 beds in 99 apartment units; and one student housing community located near the University of Oklahoma containing 612 beds in 204 apartment units. We also provide third-party development consulting services as requested by our clients.
     Our owned student housing communities typically have the following characteristics:
•	located in close proximity to university campuses (within two miles or less);

•	average age of approximately seven years;

•	designed specifically for students with modern unit plans and amenities; and

•	supported by our long-standing Community Assistant program and other student-oriented activities and services that enhance the college experience.
     Our principal executive offices are located at 530 Oak Court Drive, Memphis, Tennessee 38117 and our telephone number is (901) 259-2500.
RISK FACTORS
     Investment in our common stock involves risk. Before choosing to participate in the Plan and acquiring any shares of common stock offered pursuant to this prospectus, you should carefully consider the risks of an investment in our company set forth under the captions “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or similar captions) in our most recent annual report on Form 10-K and under the caption “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 1A. Risk Factors” in our quarterly reports on Form 10-Q, which reports are incorporated herein by reference, and as described in our other filings with the SEC. Please also refer to the section below entitled “A Warning About Forward-Looking Statements.” In addition the following identifies several of the most important risks that you may face by virtue of your participation in the Plan.
     There is no price protection for your shares in the Plan.
     Your investment in the shares held in the Plan will be exposed to changes in market conditions and changes in the market value of the shares. Your ability to liquidate or otherwise dispose of shares in the Plan is subject to the terms of the Plan and the withdrawal procedures thereunder. You may not be able to withdraw or sell your shares in the Plan in time to react to market conditions.

     The Purchase Price for shares purchased or sold under the Plan will vary.
     The Purchase Price for any shares that you purchase or sell under the Plan will vary and cannot be predicted. You may purchase or sell shares at a Purchase Price that is different from (more or less than) the price that you would face if you acquired or sold shares on the open market on the related dividend payment date or Purchase Date, or sale date, as appropriate. See Question 16 below.
     We may not be able to pay dividends.
     In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our REIT taxable income each year. This distribution requirement limits our ability to maintain future dividend payments if earnings decline. The requirements to qualify for REIT tax status are complex and technical, and we may not be able to qualify for reasons beyond our control. If we are unable to qualify for REIT tax status, then we may not be able to make distributions to our stockholders.
     We may change our determination as to whether the Plan purchases shares directly from us, which could increase the fees you pay in connection with initial and optional cash investments under the Plan.
     Although shares may be purchased directly from us, we may, without giving you prior written notice, instruct AST to purchase shares of our common stock directly from third parties through open market transactions. Such purchases, with respect to initial and optional cash investments, will be subject to processing fees, currently $0.10 per share, which include any brokerage commission that the Plan Administrator is required to pay.
     No discount may be available.
     While a discount from market prices of up to 5% may be established from time to time, at our sole discretion, a discount for one month will not ensure the availability of a discount or the same discount in future months. Each month, we may change or eliminate the discount without giving you prior notice.
     You will not earn any interest on your dividends or cash pending investment.
     No interest will be paid on dividends, cash or other funds held by the Plan Administrator pending investment or disbursement.
     The market price for our common stock varies, and you should purchase shares for long-term investment only.
     Although our common stock currently is traded on the NYSE, we cannot assure you that there will, at any time in the future, be an active trading market for our common stock. Even if there is an active trading market for our common stock, we cannot assure you that you will be able to sell all of your shares at one time or at a favorable price, if at all. As a result, you should participate in the Plan only if you are capable of, and seeking, to make a long-term investment in our common stock.
A WARNING ABOUT FORWARD-LOOKING STATEMENTS
     This document, including the documents incorporated by reference into this document, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act” and the Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement. Such forward-looking statements include, without limitation, statements concerning our anticipated capital expenditures required to complete projects, amounts of anticipated cash distributions to our stockholders in the future and other matters. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry. Examples of forward-looking statements also include statements regarding our expectations, beliefs, plans, goals, objectives and future financial or other performance. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities. Any forward-looking statement speaks only as of the date on which it is made; and, except to fulfill our obligations under the United States securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made.
     All of the foregoing factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. New factors emerge from time to time that could adversely affect our business. It is not possible for us to predict all of the factors that may from time to time affect our business or to assess the potential impact of each such factor. You are advised to read carefully the section of this prospectus entitled “Risk Factors” and the information under the captions “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or similar captions) in our most recent annual report filed on Form 10-K and under the captions “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Part II under “Item 1A. Risk Factors” in our quarterly reports on Form 10-Q, which reports are incorporate by reference into this prospectus, and as described in our other filings with the SEC for a more in depth discussion of the material risks to our business.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Exchange Act. Accordingly, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. Our SEC filings are available to the public at the Internet website maintained by the SEC at http://www.sec.gov. We also make available free of charge through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as the definitive proxy statement and Section 16 reports on Forms 3, 4 and 5. Our Internet website address is http://www.educationrealty.com. The information located on, or connected to, our website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any other filings that we make with the SEC.
     You may also inspect the information that we file with the NYSE at the offices of the NYSE located at 20 Broad Street, New York, New York 10005. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: Investor Relations Department, Education Realty Trust, Inc., Suite 300, 530 Oak Court Drive, Memphis, TN 38117-3725, (901) 259-2500.
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the completion of this offering:
•	Annual Report on Form 10-K for the year ended December 31, 2007, as amended;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	Current Report on Form 8-K filed January 7, 2008;

•	Current Report on Form 8-K filed February 7, 2008;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed January 25, 2005.
     You may request a copy of these filings, at no cost (other than exhibits and schedules to such filings, unless such exhibits or schedules are specifically incorporated by reference into this prospectus), by writing to us at the following address: Investor Relations Department, Suite 300, 530 Oak Court Drive, Memphis, Tennessee 38117-3725 or calling us at (901) 259-2500.
INFORMATION ABOUT THE PLAN
     Our Board of Directors adopted the Plan on May 24, 2006 and approved amendments to the Plan on June 11, 2008. The following questions and answers explain and constitute the Plan. Stockholders and unitholders who do not participate in the Plan will receive cash distributions, when, as and if authorized by our Board of Directors and declared and paid by us, in the usual manner.
Purpose
1. What is the purpose of the Plan?
     The Plan is a convenient and economical stock purchase program available for existing investors to increase their holdings and for new investors to make an initial investment in our common stock. Participants in the Plan may have all or any portion of their dividends or distributions automatically reinvested in our common stock. Participants may also elect to make optional cash investments through the Plan Administrator, AST.
     Participation in the Plan is voluntary, and we give no advice regarding your decision to join the Plan. However, if you decide to participate, an enrollment form and reply envelope are enclosed for your convenience. In addition, enrollment forms are also available, and may be completed, online. You can access these services through the “DRIP/Stock Purchase Plan” section of the Investor Relations portion of our website, www.educationrealty.com, or at AST’s website, www.amstock.com.
2. How does this new Plan affect participants in Education Realty Trust’s previous Dividend Reinvestment and Stock Purchase Plan?
     This Plan amends and replaces our previous Dividend Reinvestment and Stock Purchase Plan, as described in the prospectus dated August 25, 2006. If you are already a participant in our previous plan, then you automatically will become a participant in this Plan without any further action and you are not required to submit a new enrollment form. If you would like to withdraw from the new Plan, you may contact the Plan Administrator.
Options Available to Participants
3. What options are available to enrolled Participants?
     If you are a stockholder or unitholder and elect to participate in the Plan, you may have cash dividends on all or any portion of your shares of our common stock and cash distributions on all or any portion of your units automatically reinvested in additional shares of our common stock. If you are a new investor, you may make an initial investment through the Plan, subject to a minimum investment of $300 and a maximum investment of $7,500. As a participant in the Plan, you may also make optional cash investments through the Plan, subject to a minimum investment of $300 per month and a maximum investment of $7,500 per month. Optional cash investments in excess of $7,500 per month may be made pursuant to a written request and are not subject to a predetermined maximum limit on the amount of the investment. See Question 11 below.
     The discount, if any, on all shares purchased directly from us will range from 0% to 5% and will be established at our sole discretion, along with any other terms, after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs.

Administration
4. Who administers the Plan?
     EDR has retained American Stock Transfer & Trust Company, as agent for the participants, to administer the Plan, keep records, send statements of account activity to each participant and perform other duties relating to the Plan. All costs of administering the Plan are paid by us. Shares purchased under the Plan and held by the Plan Administrator will be registered in the Plan Administrator’s nominee for the benefit of the participants. As record holder of the shares of common stock and other securities held in participants’ accounts under the Plan, the Plan Administrator will receive distributions on all shares and units held by it on the distribution record date, will credit such distributions to the participants’ accounts on the basis of whole and fractional shares held in these accounts, and will automatically reinvest such distributions in additional shares of common stock, pursuant to the reinvestment option selected by the participant. The Plan Administrator makes all purchases of common stock under the Plan. In the event that the Plan Administrator resigns or otherwise ceases to act as plan administrator, EDR will appoint a new plan administrator to administer the Plan. The Plan Administrator also acts as distribution disbursing agent, transfer agent and registrar for EDR’s common stock.
     The following address, telephone number and website may be used to obtain information about the Plan:

•	Internet:	www.amstock.com

•	Telephone:	(866) 659-2645

•	Mail:	For Inquiries:
American Stock Transfer & Trust Company
Attention: Education Realty Trust Dividend Reinvestment and Stock Purchase Plan
6201 15th Avenue
Brooklyn, New York 11219

For Transaction Processing:
American Stock Transfer & Trust Company
Attention: Education Realty Trust Dividend Reinvestment and Stock Purchase Plan
P.O. Box 922
Wall Street Station
New York, New York 10269-0563
     If you have any questions about the Plan, please call the Plan Administrator toll free at (866) 659-2645. Customer service representatives are available between the hours of 8:00 a.m. and 7:00 p.m. Eastern time, Monday through Thursday and 8:00 a.m. and 5:00 p.m. Eastern time, on Fridays.
     If you are already a participant, be sure to include your account number(s) and include a reference to Education Realty Trust in any correspondence.
Eligibility
5. Who is eligible to become a Participant?
     The Plan is open to all United States residents, whether or not they currently own shares of our common stock or units in our operating partnerships. If you are not a U.S. citizen, you can participate in the Plan, provided there are no laws or governmental regulations that would prohibit you from participating or laws or governmental regulations that would affect the terms of the Plan. We reserve the right to terminate the participation of any stockholder if we deem it advisable under any foreign laws or regulations.
6. Are there any limitations on who is eligible to become a participant other than those described above?

Foreign Law Restrictions
     If you are a citizen or resident of a country other than the United States, its territories and possessions, you should make certain that your participation does not violate local laws governing such things as taxes, currency and exchange controls, stock registration and foreign investments.
REIT Qualification Restrictions
     In order to maintain our qualification as a REIT, not more than 50 percent in value of our outstanding equity securities may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code, or the Code, to include certain entities). Our charter restricts beneficial and constructive ownership of more than 9.8% in value, number or voting power, whichever is more restrictive, of our issued and outstanding equity securities by any single stockholder. Our Board of Directors may waive the ownership limit for a stockholder if it is satisfied, based upon the receipt of a ruling from the Internal Revenue Service, opinion of tax counsel or other evidence satisfactory to the Board of Directors, that ownership in excess of this limit will not jeopardize our status as a REIT. We may terminate, by written notice at any time, any participant’s individual participation in the Plan if such participation would be in violation of the restrictions contained in our charter. A purported transfer of shares of our common stock, other classes of stock we may issue in the future and/or units to a person who, as a result of the transfer, would violate the ownership limit will be void or such shares will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. Shares of common stock acquired in violation of the ownership limit may be redeemed by us for the lesser of the price paid or the most recent closing price of the shares of common stock preceding redemption. We reserve the right to invalidate any purchases made under the Plan that we determine, in our sole discretion, may violate the 9.8% ownership limit.
Exclusion from Plan for Short-Term Trading or Other Practices
     You should not use the Plan to engage in short-term trading activities that could change the normal trading volume of shares of our common stock. If you do engage in short-term trading activities, we may prevent you from participating in the Plan. We reserve the right to modify, suspend or terminate participation in the Plan, by otherwise eligible holders of shares of our common stock, other classes of stock we may issue in the future and/or units, in order to eliminate practices, which we determine, in our sole discretion, are not consistent with the purposes or operation of the Plan or which may adversely affect the market price of shares of our common stock.
Restrictions at Our Discretion
     In addition to the restrictions described above, we reserve the right to prevent you from participating in the Plan for any other reason. We have the sole discretion to exclude you from, or terminate your participation in, the Plan.
Participating In The Plan
7. What steps must one take to participate in the Plan?
Stockholders of Record and Unitholders
     If you are already a stockholder or unitholder of record (that is, if you own shares or units that are registered in your name, not your broker’s name), you may join the Plan by:
•	accessing and completing an enrollment form online at www.amstock.com;

•	calling AST directly at (866) 659-2645; or

•	completing and returning the enclosed enrollment form.
     See Question 4 for further information regarding how to contact AST.

Stockholders in “Street Name”
     If your shares of our common stock are registered in the name of a bank, broker or other nominee, you must arrange for that bank, broker or nominee to register at least one share directly in your name in order to be eligible to participate. Once shares are registered in your name, you can enroll in the Plan above. Please note that enrollment will only apply to the number of shares registered in your name. You may also enroll in the Plan in the same manner as someone who is not currently a stockholder, as described below.
U.S. Residents who are not Current Stockholders
     If you do not currently own any shares of our common stock or units and you wish to become a stockholder and a participant in the Plan, you may join the Plan by using one of the following methods.
     Internet. Go to www.amstock.com and follow the instructions provided for opening an Education Realty Trust stockholder account. You will be asked to complete an online enrollment form and to submit an initial investment. To make your initial investment, you may (a) authorize a one-time deduction from your U.S. bank account for at least $300 up to a maximum of $7,500, or (b) establish an automatic monthly deduction from your U.S. bank account for a minimum of $300 and a maximum of $7,500 per month.
     Mail. Complete the enclosed enrollment form and return it, along with your initial investment, to the address provided in Question 4. To make your initial investment, you may (a) enclose a check for a minimum of $300 up to a maximum of $7,500, made payable to “American Stock Transfer & Trust Company — Education Realty Trust” (b) authorize an automatic one-time deduction from your U.S. bank account for a minimum of $300 up to a maximum of $7,500 or (c) authorize an automatic monthly deduction from your U.S. bank account for a minimum of $300 and a maximum of $7,500 per month.
     All money must be in U.S. funds and drawn on a U.S. bank. Cash, money orders, traveler’s checks and third party checks will not be accepted.
     Additional enrollment materials can be obtained by calling AST at (866) 659-2645.
8. What does the Enrollment Form provide?
     By signing an enrollment form, a stockholder, unitholder or other person who meets the qualifications set forth in Question 7 above may become a participant, and by checking the appropriate boxes on the enrollment form may choose among the investment options discussed below. An enrollment form is enclosed with this prospectus. Additional enrollment forms may be obtained at any time by writing or calling the Plan Administrator at (866) 659-2645. The enrollment form is also available on our web site, www.educationrealty.com, at the “DRIP/Stock Purchase Plan” section of the Investor Relations web page. The information on our web site does not constitute a part of this prospectus.
Optional Cash Investments
9. How can a participant make an additional cash investment?
     You may make optional cash investments by choosing any of the following three options:
•	Check Investment. You may make optional cash investments in our common stock by sending to AST a check for the purchase of additional shares. The check must be made payable to “American Stock Transfer & Trust Company — Education Realty Trust”, drawn on a U.S. bank and payable in U.S. dollars. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, AST is unable to accept checks clearing through non-U.S. banks. All checks should be sent to AST at the address listed on the tear-off form attached to each statement you receive, or, if making an investment when enrolling, with the enrollment form to the address provided in Question 4. AST will not accept cash, money orders, traveler’s checks or third party checks. Optional cash investments made by check must be received by the Plan Administrator on or before the second business day prior to the next Purchase Date. No interest will be paid on payments received and held pending investment by the Plan Administrator.
•	Automatic Investment from a Bank Account. An Automatic Monthly Electronic Deduction feature is available to make repetitive optional cash investments more convenient. You may make optional cash investments in amounts permitted under the Plan from a pre-designated U.S. account. Automatic Monthly Electronic Deductions may be made from an account at any bank, savings association or credit union that is a member of the National Automated Clearing House Association.

To begin Automatic Monthly Electronic Deductions, you must complete and sign a Direct Debit Authorization Form designating, among other things, the amount to be withdrawn each month (minimum of $300, $7,500 maximum) and the account from which funds are to be withdrawn, and return the form to the Plan Administrator. You must also provide a voided blank check. Your election to use the Automatic Monthly Electronic Deduction feature will become effective as soon as practicable after the Direct Debit Authorization Form is processed.

Once you begin Automatic Monthly Electronic Deductions, the Plan Administrator will withdraw funds from your designated account on the 9th day of each month, or the next banking business day if the 9th is not a banking business day. Those funds will be invested in shares of our common stock on the next Purchase Date for optional cash investments.

You may change the amounts of your future Automatic Monthly Electronic Deductions by completing and sending to the Plan Administrator a new Direct Debit Authorization Form. You may terminate Automatic Monthly Electronic Deductions by notifying the Plan Administrator in writing. Your request will be processed and will become effective as promptly as is practicable.

You may also choose the Electronic Deposit of Dividends feature. If you do, the Plan Administrator will deposit any cash dividends on any shares of our common stock directly into the bank account you indicate.
•	Online Investments. You may make optional cash investments online through AST’s website, www.amstock.com. In order to purchase shares online, you must authorize the withdrawal of funds from your U.S. bank account.
10. What are the minimum and maximum amounts for optional cash investments?
     If you are a current stockholder or unitholder, or if you wish to become a stockholder, you may make optional cash investments by check or automatic deduction from a U.S. bank account (as described above in Question 9) subject to a minimum investment of $300 per month and up to a maximum of $7,500 per month (except pursuant to a request for approval to make an optional cash investment in excess of $7,500, as described in Question 11 below).

     We may adjust all minimum and maximum plan investment amounts at our discretion from time to time after notification to all participants.
11. How do I make optional cash investments in excess of $7,500 per month?
     Investments in excess of $7,500 per month may be made only pursuant to our acceptance of a request to make an optional cash investment in excess of $7,500, which shall be made on a “Request for Waiver.” We expect to approve requests from financial intermediaries, including brokers and dealers, and other participants from time to time.
     Participants may ascertain whether we are accepting Requests for Waivers to make an optional cash investment in excess of $7,500 in any given month, and certain other important information, by telephoning the Chief Financial Officer on the first business day of each month at (901) 259-2500 or such other number as we may establish from time to time. When participants call this number we will inform such participants of one of the three following pieces of information:
•	that we will not be accepting requests to make an optional cash investment in excess of $7,500 that month;

•	that we will be accepting requests that month. If this is the case, we will provide relevant information such as the date on which the Pricing Period will begin and the number of days in the Pricing Period (see Question 15); the date by which Requests for Waivers must be received; the Minimum Price, if any; the waiver discount, if any; and whether or not the Pricing Period extension feature will be activated; or

•	that we have not yet determined whether we will be accepting Requests for Waivers. If this is the case, we will inform participants of a date later in the month when they can call to inquire as to whether we will be accepting Requests for Waiver.
     We have the sole discretion to approve or reject any request to make an optional cash investment in excess of the $7,500 maximum allowable amount during any month. We may grant such Requests for Waivers in order of receipt, price offered, or by any other method that we determine to be appropriate. We also may adjust the amount that you may invest on a pro rata basis. In deciding whether to approve your request, we may consider, among other things, the following factors:
•	whether, at the time of such request, the Plan Administrator is acquiring shares of our common stock for the Plan directly from us or through open market transactions;

•	our need for additional funds;

•	our desire to obtain such additional funds through the sale of our common stock as compared to other sources of funds;

•	the purchase price likely to apply to any sale of our common stock;

•	the extent and nature of your prior participation in the Plan;

•	the number of shares of common stock you hold of record; and

•	the total amount of optional cash investments in excess of $7,500 for which requests have been submitted.
     Completed Requests for Waiver should be faxed directly to the Chief Financial Officer at (901) 259-2594, or such other number as we may establish from time to time, and must be received no later than 5:00 p.m., Eastern time, three business days prior to the Pricing Period (as defined in Question 15 below). We will notify all investors whose Requests for Waiver have been approved by 5:00 p.m., Eastern time, two business days prior to the Pricing Period. If you do not receive a response from us in connection with your request, you should assume that we have denied your request. The Plan Administrator must receive funds relating to such Request for Waiver by wire transfer at least one business day prior to the Pricing Period. To obtain a Request for Waiver or additional information, a participant may call (901) 259-2500 or visit the “DRIP/Stock Purchase Plan” section of the Investor Relations portion of our web site, www.educationrealty.com.
12. How are payments with “insufficient funds” handled?
     In the event that any check or other deposit is returned unpaid for any reason or your pre-designated bank account does not have sufficient funds for an Automatic Monthly Electronic Deduction, the Plan Administrator will consider the request for investment of that purchase null and void. The Plan Administrator will immediately remove from your account any shares already purchased in anticipation of receiving those funds and will sell such shares. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance. There is a $25 charge for any check or other deposit that is returned unpaid by your bank. This fee will be collected by the Plan Administrator through the sale of the number of shares from your Plan account necessary to satisfy the fee.
Dividend Reinvestment Options
13. What are the dividend reinvestment options?

     If you mark “Full Dividend Reinvestment” on your enrollment form, the Plan Administrator will purchase additional common shares for your Plan account with:
•	all cash distributions on both shares for which you hold certificates in your name and your Plan shares, as well as units that you own both inside and outside the Plan; and

•	any optional cash investments you make under the Plan.
     If you mark “Partial Dividend Reinvestment” on your enrollment form, the Plan Administrator will reinvest dividends on a portion of your certificated shares that you indicated and pay cash dividends on the rest of your certificated shares. Dividends on all Plan shares will automatically be reinvested. In addition, the Plan Administrator will apply to the purchase of additional shares for your account:
•	all of the remaining cash distributions on both your certificated shares and Plan shares, and units held inside and outside the Plan; and

•	any optional cash investments you make under the Plan.
     If you mark “All Dividends Paid in Cash,” none of your cash distributions will be reinvested. You will receive a check or electronic deposit for the full amount of cash distributions paid on all shares and units held in certificate form and/or in your Plan account.
     Automatic reinvestment of your cash distributions does not relieve you of liability for income taxes that may be owed on your distributions. Distributions paid on shares credited to your Plan account will be included in information provided both to you and the Internal Revenue Service.
Purchases And Price
14. What is the source of the shares of common stock purchased under the Plan?
     Shares will be purchased by the Plan Administrator:
•	directly from us in the form of newly issued shares;

•	from parties other than us, through open market transactions; or

•	using a combination of direct purchases and open market transactions;
in each case, at our sole discretion.
     Share purchases in the open market may be made on any stock exchange where our common stock is traded or in negotiated transactions on such terms as the Plan Administrator may reasonably determine. Neither we nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased by the Plan Administrator, and no one, other than the Plan Administrator, may select the broker or dealer through or from whom purchases are to be made.
15. When will the shares of common stock be purchased for my account under the Plan?
     The “Purchase Date” is the date or dates on which the Plan Administrator purchases shares of our common stock for the Plan, as described below.
     Dividend or Distribution Reinvestments.
     If the Plan Administrator acquires shares directly from us, it will combine the dividend or distribution funds of all Plan participants whose dividends or distributions are automatically reinvested and the Purchase Date will generally be the dividend or distribution payment date (and any succeeding trading days necessary to complete the order). The quarterly dividend payment is authorized each quarter by our Board of Directors. The dividend record date generally precedes the dividend payment date by approximately two to three weeks. We historically have paid dividends on or about the 15th day of each May, August, November and February. If the dividend payment date falls on a day that is not a NYSE trading day, then the Purchase Date will be the next trading day (and any succeeding trading days necessary to complete the order). In addition, if the dividend is payable on a day when optional cash payments are to be invested, dividend funds may be commingled with any such pending cash investments and a combined order may be executed.
     If the Plan Administrator acquires shares from parties other than us through open market transactions, such purchases will occur during a period beginning on the day that would be deemed the Purchase Date if the shares were acquired directly from us and ending no later than 10 trading days following the date on which we paid the applicable cash dividend or distribution, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations. The record date associated with a particular dividend or distribution is referred to in this Plan as a “dividend record date.”
     Initial and Optional Cash Investments up to $7,500.
     If the Plan Administrator acquires shares directly from us, then the Purchase Date for cash investments up to $7,500 will be on the 15th day of each month, or the next trading day if the 15th day is not a trading day. If the Plan Administrator acquires shares from third parties other than us through open market transactions, it will attempt to buy our common stock in the open market through a registered broker-dealer. Such purchases will begin on the day that would be deemed the Purchase Date if the shares were acquired directly from us and will be completed no later than 10 trading days following such date, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations.
     If you are investing by mail, AST must receive your physical check at least two business days prior to a Purchase Date. Initial and optional cash investments received after the applicable deadline will be applied to purchase shares on the following Purchase Date. If you are investing online, please refer to your confirmation page for the estimated debit date for your one-time deduction. The Plan Administrator will commingle all funds received from participants. Once you have placed your order, you may not request a cash refund or otherwise change your order. No interest will be paid on funds pending investment held by AST.
     Initial and Optional Cash Investments in Excess of $7,500.
     For shares of common stock purchased by the Plan Administrator directly from us with a cash investment in excess of $7,500 pursuant to an approved Request for Waiver (see Question 11), the Purchase Date(s), as specified on the Request for Waiver, will be one or more separate days in a Pricing Period (as defined in the next paragraph) that are NYSE trading days, with an equal amount of your cash investment being invested on each such day, subject to the qualifications set forth under “Minimum Price” below.
     The “Pricing Period” is the period encompassing at least one, or a number of trading days which we will determine in our sole discretion. The Pricing Period shall be no less than one and no more than 10 trading days (subject to the Pricing Period extension described in Question 16) commencing one business day after funds are due.
16. What will be the price of the shares of common stock purchased under the Plan?
     The “Purchase Price” is the price at which the Plan Administrator purchases our common stock with reinvested dividends and optional cash payments. The Purchase Price under the Plan depends in part on whether the Plan Administrator purchases the common stock from us or from parties other than us. The Purchase Price also depends on whether we are offering discounts under the Plan at that time.
     Dividend Reinvestments.

     If the Plan Administrator purchases shares of common stock directly from us for reinvested dividends, then the Plan Administrator will pay a price equal to 100% (subject to a discount as described below) of the unsolicited volume weighted average price, rounded to four decimal places, of our common stock reported by the NYSE for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern time, for the trading day relating to the Purchase Date or, if no trading occurs in shares of our common stock on the applicable Purchase Date, the first trading day immediately preceding the Purchase Date for which trades are reported. The Purchase Price on each Purchase Date may be reduced by any discount that we have provided for dividend reinvestments, up to 5%.
     If shares are acquired from parties other than us through open market transactions, then the Purchase Price will be the weighted average price per share paid by the Plan Administrator for such shares. In some instances, filling a purchase order may require the execution of multiple trades in the market and may take more than one trading day to complete.
     Initial and Optional Cash Investments up to $7,500.
     If the Plan Administrator purchases shares of our common stock directly from us with cash investments of up to $7,500, then the Plan Administrator will pay a price equal to 100% (subject to a discount as described below) of the unsolicited volume weighted average price, rounded to four decimal places, of our common stock reported by the NYSE for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern time, for the trading day relating to the Purchase Date or, if no trading occurs in shares of our common stock on the applicable Purchase Date, the first trading day immediately preceding the Purchase Date for which trades are reported. The Purchase Price on each Purchase Date may be reduced by any discount that we have provided for initial or optional cash investments of less than $7,500, up to 5%.
     If shares are acquired from parties other than us through open market transactions, then the Purchase Price will be the weighted average price per share paid by the Plan Administrator for such shares. In some instances, filling a purchase order may require the execution of multiple trades in the market and may take more than one trading day to complete.
     Initial and Optional Cash Investments in Excess of $7,500.
     Shares purchased pursuant to an approved Request for Waiver to make a cash investment in excess of $7,500 will be purchased as described below. Once approved, participants wishing to make cash investments in excess of $7,500 must wire the approved funds to AST at least one business day prior to the beginning of the Pricing Period. If we grant your request to purchase shares pursuant to a Request for Waiver, the Plan Administrator will pay a price equal to 100% (subject to a discount as described below) of the unsolicited volume weighted average price, rounded to four decimal places, of our common stock reported by the NYSE for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern time, for the trading day relating to each day of the Pricing Period. The Pricing Period for cash investments made pursuant to an approved Request for Waiver will be the day or days set forth in the Request for Waiver, which may be up to 10 trading days (subject to the extension described below). The Purchase Price on each Purchase Date may be reduced by any discount that we have provided for cash investments in excess of $7,500, up to 5%.
     Minimum Price Per Share for Optional Cash Investments in excess of $7,500.
     We may set a minimum purchase price per share, which we refer to as the “Minimum Price,” for cash investments in excess of $7,500 for any Pricing Period. We will determine whether to set a Minimum Price, at least three business days before the first day of the Pricing Period. We will notify the Plan Administrator of the Minimum Price, if any, and we will provide this information in the “DRIP/Stock Purchase Plan” section of the Investor Relations portion of our website at www.educationrealty.com. In deciding whether to set a Minimum Price, we will consider current market conditions, the level of participation in the Plan and our current and projected capital needs.
     We will fix the Minimum Price for a Pricing Period as a dollar amount that the unsolicited volume weighted average price, rounded to four decimal places, of our common stock reported by the NYSE for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern time, for each trading day of such Pricing Period (not adjusted for discounts, if any) must equal or exceed. Except as provided below, we will exclude from the Pricing Period and from the determination of the Purchase Price any trading day within the Pricing Period that does not meet the

Minimum Price. We also will exclude from the Pricing Period and from the determination of the Purchase Price any day in which no trades of common stock are made on the NYSE. Thus, for example, if the Minimum Price is not met for two of the trading days in a 10 day Pricing Period, then we will base the Purchase Price upon the remaining eight trading days in which the Minimum Price was met, unless we have activated the pricing period extension feature for the Pricing Period as described below.
     Pricing Period Extensions.
     We may elect to activate for any particular Pricing Period the pricing period extension feature, which will provide that the initial Pricing Period will be extended by the number of days during such period that the Minimum Price is not satisfied, or on which there are no trades of our common stock reported by the NYSE, subject to a maximum of three trading days. If we elect to activate the pricing period extension feature and the Minimum Price is satisfied for any additional day that has been added to the initial Pricing Period, then that day will be included as one of the trading days for the Pricing Period in lieu of the day on which the Minimum Price was not met or trades of our common stock were not reported. For example, if the determined Pricing Period is 10 days, and the Minimum Price is not satisfied for three out of those 10 days in the initial Pricing Period, and we had previously announced at the time of the Request for Waiver acceptance that the pricing period extension feature was activated, then the Pricing Period will automatically be extended, and if the Minimum Price is satisfied on the next three trading days (or a subset thereof), then those three days (or a subset thereof) will be included in the Pricing Period in lieu of the three days on which the Minimum Price was not met. As a result, the Purchase Price will be based upon the 10 trading days of the initial and extended Pricing Period on which the Minimum Price was satisfied and all of the cash investment will be invested (rather than 30% being returned).
     Return of Unsubscribed Funds.
     We will return a portion of each cash investment in excess of $7,500 for each trading day of a Pricing Period or extended Pricing Period, if applicable, for which the Minimum Price is not met or for each day in which no trades of common stock are reported on the NYSE, which we refer to as “unsubscribed funds.” Any unsubscribed funds will be returned without interest within five business days after the last day of the Pricing Period, or if applicable, the extended Pricing Period, without interest. Thus, for example, the returned amount in a 10 day Pricing Period will equal one-tenth (1/10 ) of the total amount of such cash investment (not just the amount exceeding $7,500) for each trading day that the Minimum Price is not met or for each trading day in which sales are not reported.
     The establishment of the Minimum Price and the possible return of a portion of the investment applies only to cash investments in excess of $7,500. Setting a Minimum Price for a Pricing Period will not affect the setting of a Minimum Price for any other Pricing Period.
     Discount.
     The discount rate of 0% to 5% that may be offered with respect to a particular Purchase Date to participants on all shares purchased directly from us may be obtained by calling the Chief Financial Officer at (901) 259-2500. We will provide the discount rate, if any, at least three business days before the Purchase Date.
17. Is the discount for shares purchased under the Plan subject to change?
     The discount on shares of common stock purchased directly from us is subject to change from time to time (but in no event will the discount exceed 5% of the market price for shares of our common stock on the applicable Purchase Date) and is also subject to discontinuance at our discretion at any time based on a number of factors, including current market conditions, the level of participation in the Plan and our current and projected capital needs. We intend to provide notice prior to any change or elimination of the discount. Currently, the discount for common stock purchased directly from us (as shares of newly issued common stock) under the Plan is 1.5% of the market price for shares of our common stock.

18. Will fractional shares be purchased?
     If any dividend or optional cash investment is not sufficient to purchase a whole share of our common stock, a fractional share equivalent will be credited to your account. Dividends will be paid on the fraction and will be reinvested or paid in cash in accordance with your standing instructions.
Sale Of Common Stock
19. How may I request that shares held in my account be sold or transferred?
Sale
     You may request that all or any part of the shares of common stock or other class of stock that we may issue in the future held in your account be sold either when an account is being terminated or without terminating the account by contacting the Plan Administrator in writing, by telephone or through their website (see Question 4 for contact information). If all shares (including any fractional share) held in your account are sold, the account will be terminated automatically, and you will have to complete and file a new Enrollment Form in order to participate again in the Plan.
     The Plan Administrator will cause your shares to be sold on the open market within five business days of receipt of your request. The Plan Administrator may combine your shares to be sold with those of other Plan participants selling shares at the same time. The sales price per share will be the weighted average price per share received by the Plan Administrator for all sales made for that day (and any succeeding days necessary to complete the sale order). Once sold, the Plan Administrator will send you the proceeds, less a service charge of $15 and applicable brokerage commissions, currently $0.10 per share sold. Proceeds are normally paid by check, which are distributed within 24 hours after your sale transaction has settled.
     The Plan Administrator reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which shares for the Plan are sold, and no one, other than the Plan Administrator, will select the broker(s) or dealer(s) through or from whom sales are to be made.
     You should be aware that the price of our common stock may rise or fall during the period between a request for sale, its receipt by the Plan Administrator and the ultimate sale on the open market. Instructions sent to the Plan Administrator to sell shares are binding and may not be rescinded. If you prefer to have complete control as to the exact timing and sales prices, you can transfer the shares to a broker of your own choosing and sell them through that broker.
Transfer
     You may transfer ownership of some or all of your shares held through the Plan. You may call AST at (866) 659-2645 for complete transfer instructions or go to www.amstock.com to download the appropriate materials. You will be asked to send AST written transfer instructions and your signature must be “Medallion Guaranteed” by a financial institution. Most banks and brokers participate in the Medallion Guarantee Program. The Medallion Guarantee Program ensures that the individual signing is in fact the owner of the shares to be transferred. A notary is not sufficient.
     You may transfer shares to new or existing Education Realty Trust stockholders. However, a new Plan account will not be opened for a transferee as a result of a transfer of less than one full share.
20. What happens when I sell or transfer all the shares of common stock and /or other class of stock registered in my name?
     Your participation in the Plan with respect to such holdings is terminated.

Reports To Participants
21. How will I keep track of my investments?
     After an investment is made under the Plan for your account, you will be sent a statement which will provide a record of the cost of the shares of common stock purchased for your account, the number of shares purchased, the date on which the shares of common stock were credited to your account and the total number of shares of our common stock, other classes of stock we may issue in the future and/or units in your account. In addition, you will be sent income tax information for reporting dividends received. In addition, you will receive the same communications sent to all other holders of our common stock, such as our annual reports and proxy statements. You will also receive any Internal Revenue Service information returns, if required. If you prefer, and if such materials are available online, you may consent to receive communications from us electronically over the Internet. Instead of receiving materials by mail, you will receive an electronic notice to the e-mail address of record, notifying you of the availability of our materials and instructing you on how to view and act on them. In addition, you can review your current account status, Plan options and transaction history online at any time at www.amstock.com. Please retain all transaction statements for tax purposes as there may be a fee for reconstructing past history.
Stock Certificates
22. Will I receive certificates for shares of common stock purchased under the Plan?
     Shares of common stock purchased under the Plan are credited to your Plan account in “book-entry” form.
     No certificates for any number of shares of our common stock credited to your Plan account will be issued to you unless you submit a written, telephonic or Internet request to the Plan Administrator (see Question 4 for contact information). Such requests will be handled by the Plan Administrator, at no charge, normally within five business days. Any remaining whole shares and any fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances. If you request a certificate for all shares credited to your account, a certificate will be issued for the whole shares, and a cash payment will be made for any remaining fractional shares. That cash payment will be based upon the then current market price for the common stock, less any fees.
     Shares of common stock which are purchased for and credited to your account under the Plan may not be pledged. If you wish to pledge such common shares, you must request that a certificate for such common shares first be issued in your name.
23. What is the effect on my account if I request a certificate for whole common shares held in the account?
     If you maintain an account for reinvestment of distributions, all distributions on the shares of common stock for which a certificate is requested will continue to be reinvested under the option you have selected under the Plan until you file a new Enrollment Form changing your investment election.
24. How do I replace a lost, stolen or destroyed stock certificate?
     If your stock certificate is lost, stolen or destroyed, you should notify AST immediately so that a stop transfer order can be placed on the certificate. You should provide as much specific information about the certificate in question as possible in order to assist AST in identifying which certificate to place a stop transfer order against (certificate number, number of shares, date issued, etc.). AST will send you the forms necessary for issuing a replacement certificate. Please note that there is a fee of approximately 2.0 % of the market value of the shares (minimum of $40.00) charged to purchase the replacement indemnity bond.
25. May shares of common stock, other classes of stock and units held in certificate form be deposited in my Plan account?

     You may deposit with the Plan Administrator any certificates for shares of common stock or other classes of stock that may be issued in the future now or hereafter registered in your name for safekeeping under the Plan. There is a $7.50 fee per transaction.
     Certificates sent to the Plan Administrator should not be endorsed. If you elect to deposit certificates with the Plan Administrator for safekeeping, the Plan Administrator recommends that you send those certificates along with a letter of instruction by registered mail, return receipt requested and properly insured for 3% of the market value, or by some other form of traceable delivery to the address in Question 4. The Plan Administrator will send you a quarterly statement confirming each deposit of certificates.
     All distributions on any shares of common stock or other class of stock represented by certificates deposited in accordance with the Plan will be reinvested under the option you have selected. The Plan Administrator will credit the shares represented by the certificates to your account in “book-entry” form and will combine the shares with any whole and fractional shares then held in your account. In addition to protecting against the loss, theft or destruction of your certificates, this service is convenient if and when you sell common stock through the Plan.
Withdrawal From The Plan
26. May I withdraw from the Plan?
     Yes, by contacting the Plan Administrator using the contact information found in Question 4.
27. What happens when I terminate my account?
     If your notice of termination is received by the Plan Administrator three business days prior to the dividend payment date, the Plan Administrator will distribute such dividends in cash. If your request is received less than three business days prior to the dividend payment date, then that dividend will be reinvested. However, all subsequent dividends will be paid in cash on all balances.
     If you elect to make optional cash investments through the Automatic Monthly Electronic Deduction feature of the Plan, you may terminate the automatic deductions by notifying the Plan Administrator in writing, by telephone or through their web site (see Question 4 for contact information). Your request will be processed and will become effective as promptly as is practicable.
     When terminating an account, you may request that a stock certificate be issued for all whole shares of common stock and other stock held in the account. As soon as practicable after notice of termination is received, the Plan Administrator will send to you (a) a certificate for all whole shares of common stock and other stock held in the account and (b) a check, less fees, representing the value of any fractional share held in the account. After an account is terminated, all distributions for the terminated account will be paid to you unless you re-elect to participate in the Plan.
     When terminating an account, you may request that all shares of common stock and other stock, both full and fractional, certified to the Plan account be sold or that certain of the shares of common stock and other stock be sold and a certificate be issued for the remaining shares. The Plan Administrator will remit to the participant the net proceeds of any sale, less fees.

28. When may a stockholder re-elect to participate in the Plan?
     Generally, a stockholder of record may re-elect to participate at any time. However, we and the Plan Administrator reserve the right to reject any enrollment form on the grounds of excessive participation and withdrawal. Such reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term common stockholder investment service.
Other Information
29. Will interest be paid on Plan accounts?
     No. Interest will not be paid on Plan accounts or on any amounts held pending investment.
30. Who will hold the additional shares purchased through the Plan?
     Shares purchased through the Plan are held in safekeeping in book-entry form on AST’s records. The number of shares (including fractional interests) held for each participant will be shown on each account statement. Keeping shares in book-entry form protects against certificate loss, theft and destruction.
31. What happens if we issue a stock dividend or declare a stock split?
     Any stock dividends or split shares of common stock distributed by us to you will be based on both the shares of common stock registered in your name in certificate form and the shares (whole and fractional) credited to your Plan account. Such stock dividend or stock split shares will be added to your Plan account in “‘book-entry” form. You will receive a statement indicating the number of shares or dividends earned as a result of the transaction. Transaction processing may either be curtailed or suspended until the completion of any stock dividend, stock split or corporate action.
32. If we issue rights to purchase securities to the common stockholders, how will the rights on common shares held in my account be handled?
     If we have a rights offering in which separately tradable and exercisable rights are issued to registered common stockholders, the rights attributable to whole shares of common stock held in your account will be transferred to you as promptly as practicable after the rights are issued. Rights attributable to fractional shares will be reinvested in shares of common stock. Transaction processing may either be curtailed or suspended until the completion of any stock dividend, stock split or corporate action.
33. How are the shares of common stock in my account voted at stockholder meetings?
     You will receive proxy materials from us for shares of common stock registered in the Plan Administrator’s name under the Plan in the same manner as shares of common stock registered in your own name, if any. Shares of common stock credited to your Plan account may also be voted in person at the meeting.
34. What are our and the Plan Administrator’s responsibilities under the Plan?
     We, and the Plan Administrator in administering the Plan, are not liable for any act done in good faith or required by applicable law or for any good faith omission to act. This limitation of liability includes, without limitation, any claim of liability (a) arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt by the Plan Administrator of notice in writing of such death, (b) with respect to the prices and times at which shares of common stock are purchased or sold for a participant, or (c) with respect to any fluctuation in market value before or after any purchase or sale of shares of our common stock.
     We and the Plan Administrator will not have any duties, responsibilities or liabilities other than those expressly set forth in the Plan or as imposed by applicable laws, including federal securities laws. Because the Plan Administrator has assumed all responsibility for administering the Plan, we specifically disclaim any responsibility for any of the Plan Administrator’s actions or inactions in connection with the administration of the Plan. None of our directors, officers, employees or stockholders will have any personal liability under the Plan.
     We and the Plan Administrator will be entitled to rely on completed forms and the proof of due authority to participate in the Plan, without further responsibility of investigation or inquiry.
     The Plan Administrator may resign as administrator of the Plan at any time, in which case we will appoint a successor administrator. In addition, we may replace the Plan Administrator with a successor administrator at any time.
35. What are my responsibilities under the Plan?
     The shares of common stock or other stock in your account may revert to the state in which you live in the event that the shares are deemed, under your state’s laws, to have been abandoned by you. For this reason, you should notify the Plan Administrator promptly in writing of any change of address. The Plan Administrator will address account statements and other communications to you at the last address of record you provide to them.
     You will have no right to draw checks or drafts against your account or to instruct the Plan Administrator with respect to any shares or cash held by the Plan Administrator except as expressly provided herein.
36. May the Plan be amended, suspended or terminated?
     While we expect to continue the Plan indefinitely, we may amend, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice your interests. If the Plan is terminated, whole shares will continue to be held in “book-entry” form in your Plan account or distributed in certificate form at our sole discretion. A cash payment will be made for any fractional share.
     The Plan Administrator also may terminate your Plan account if you do not own at least one whole share. In the event your Plan account is terminated for this reason, a check for the cash value of the fractional share will be sent to you, less any fees, and your account will be closed.
37. What happens if the Plan is terminated?
     If the Plan is terminated, whole shares will continue to be held in “book-entry” form in your Plan account or distributed in certificate form at our sole discretion. A cash payment will be made for any fractional share.
     The Plan Administrator also may terminate your Plan account if you do not own at least one whole share. In the event your Plan account is terminated for this reason, a check for the cash value of the fractional share will be sent to you, less any fees, and your account will be closed.
38. Who interprets and regulates the Plan?
     We are authorized to issue such interpretations, adopt such regulations and take such action as we may deem reasonably necessary to effectuate the Plan. Any action to effectuate the Plan taken by us or the Plan Administrator in the good faith exercise of our respective judgments will be binding on all Plan participants.
39. Can the Transfer Agent and Registrar change?
     AST, our Plan Administrator, presently acts as transfer agent and registrar for shares of our common stock. We reserve the right to terminate the agent and appoint a new agent or administer the Plan ourselves. All participants will receive notice of any such change.
40. What law governs the Plan?

     The terms and conditions of the Plan and its operation shall be governed by the laws of the State of Maryland.
41. Are we assured of receiving a distribution?
     In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our REIT taxable income each year. This distribution requirement limits our ability to maintain future dividend payments if earnings decline, and limits the capital available to us to internally fund growth. The requirements to qualify for REIT tax status are complex and technical, and we may not be able to qualify for reasons beyond our control. Failing to qualify as a REIT could adversely affect our tax status and reduce the amount of money available for distributions to our stockholders. Our board of directors has the ultimate discretion over our investment, financing and dividend policies, subject to statutory and regulatory requirements and other factors, such as maintaining our status as a REIT. While we expect to continue paying distributions to our stockholders, the amount and timing of these distributions may be changed, or the payment of dividends terminated, at any time without notice.
     Your investment in the Plan is no different from any investment in shares held by you. If you choose to participate in the Plan, then you should recognize that none of us, our subsidiaries and affiliates, nor the Plan Administrator can assure you of a profit or protect you against loss on the shares that you purchase under the Plan. You bear the risk of loss in value and enjoy the benefits of gains with respect to all your shares. You need to make your own independent investment and participation decisions consistent with your situation and needs. None of us, our subsidiaries and affiliates, nor the Plan Administrator can guarantee liquidity in the markets, and the value and marketability of your shares may be adversely affected by market conditions.
     Plan accounts are not insured or protected by the Securities Investor Protection Corporation or any other entity and are not guaranteed by the FDIC or any government agency.
     Neither we, our subsidiaries, our affiliates, nor the Plan Administrator will be liable for any act, or for any failure to act, as long as we or they have made good faith efforts to carry out the terms of the Plan, as described in this prospectus and on the forms that are designed to accompany each investment or activity.
     In addition, the Purchase Price for shares acquired through the Plan will vary and cannot be predicted. The Purchase Price may be different from (more or less than) the price of acquiring shares on the open market. Your investment in Plan shares will be exposed to changes in market conditions and changes in the market value of the shares. Your ability to sell — both as to timing and pricing terms and related expenses — or otherwise liquidate shares under the Plan is subject to the terms of the Plan and the withdrawal procedures. Also, no interest will be paid on dividends, cash or other funds held by the Plan Administrator pending investment.
42. What are the federal income tax consequences of participation in the Plan?
     The following is a summary of the U.S. federal income tax consequences of participation in the Plan as of the date of this prospectus. However, this summary does not reflect every situation that could result from participation in the Plan, and we advise you to consult your own tax and other advisors for information about your specific situation. This summary does not address the tax implications of your ownership of shares of the common stock of a REIT, including the effect of distributions made in respect of such shares.
     Our distributions to stockholders constitute dividends for federal income tax purposes up to the amount of our positive current and accumulated earnings and profits and, to that extent, will be taxable as ordinary income (except to the extent that we designate any portion of such dividend as a “capital gain” dividend or as “qualified dividend income” pursuant to applicable federal income tax rules). To the extent that we make a distribution in excess of our earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of your tax basis in your common stock and, to the extent in excess of your basis, will be taxable as a gain realized from the sale of your common stock. Distributions to corporate stockholders, including amounts taxable as dividends to corporate stockholders, will not be eligible for the corporate dividends-received deduction.

     These same tax consequences will apply if your distributions are used to purchase additional common stock pursuant to the Plan. In the case of cash distributions that are reinvested under the Plan, you will be treated as receiving distributions equal to the fair market value of the shares on the date the shares were acquired with reinvested dividends. In addition, the Internal Revenue Service, or the “IRS,” may require that any per share processing fees, which include any brokerage commissions that the Plan Administrator is required to pay, incurred in the purchase of shares, paid by us on your behalf, be treated as dividend income to you, and that such amounts paid for per share processing fees can be included in your cost basis of shares purchased. The treatment of optional cash payments is less clear, with most of the guidance being private letter rulings issued by the IRS on which other taxpayers are not entitled to rely. In the most recent private letter ruling (involving a plan which did not use open market purchases), the IRS concluded that there is no deemed distribution in connection with stock acquired through a stock purchase plan. In that ruling, the IRS did not make any distinction between persons who participate only in the stock purchase plan and persons who participate in the dividend reinvestment plan and the stock purchase plan. In earlier private rulings, the IRS has suggested that a participant in both plans is treated as receiving a distribution with respect to the optional cash payments, which is taxed as described above, in an amount equal to (i) any excess of the fair market value of the shares on the purchase date over the amount of the optional cash payment, plus (ii) the amount of any brokerage commissions, mark-ups, and other fees or expenses incurred by the REIT on the participant’s behalf in connection with purchases on the open market. The total amount of cash dividends and other distributions will be reported to you and to the IRS on the appropriate tax form shortly after the end of each year.
     Your tax basis in shares of common stock acquired under the Plan with reinvested cash distributions will be equal to the fair market value of such shares as of the date of distribution. Your tax basis in additional shares of common stock acquired under the Plan with optional cash payments should be equal to the amount of such optional cash payments plus the amount, if any, of any amount treated as a distribution to you. Your holding period for shares of common stock acquired with reinvested cash distributions generally will commence on the day after the dividend payment date. If, however, the shares are acquired with optional cash investments or are purchased with reinvested cash distributions in the open market, the holding period will commence on the day after the date of purchase.
     You will not recognize gain or loss for U.S. federal income tax purposes upon your receipt of certificates for shares previously credited to your Plan account. However, you will generally recognize gain or loss when you sell or exchange shares received from the Plan or when a fractional share interest is liquidated. Such gain or loss will equal the difference between the amount that you receive for such fractional share interest or such shares and your tax basis in such fractional share interest or shares.
     In the case of Plan participants whose cash distributions are subject to U.S. backup withholding, to the extent that you elect dividend reinvestment, the Plan Administrator will reinvest cash distributions less the amount of tax required to be withheld. You are responsible for filing any documentation required to comply with, obtain a reduction in, U.S. backup withholding.
     In the case of any Plan participants in the dividend reinvestment Plan who are nonresident aliens or otherwise are not United States persons for federal income tax purposes, the amount reinvested will be the amount of the dividend remaining after any applicable withholding taxes are withheld.
     The foregoing is intended only as a general discussion of the current federal income tax consequences of participation in the Plan, and may not be applicable to certain participants, such as tax-exempt entities. You should consult your own tax and other professional advisors regarding the foreign, federal, state and local income tax consequences (including the effects of any changes in applicable law or interpretations thereof) of your individual participation in the plan or the disposal of shares acquired pursuant to the Plan.
43. What transactions can I conduct through AST’s online services?
     AST offers you a convenient way to invest in our common stock completely online, without having to send in any forms or checks by mail. Through AST’s online services, you may:
•	Enroll in the Plan;

•	Authorize a one-time withdrawal of funds from your U.S. bank account to make your initial investment or to purchase additional shares of our common stock;

•	Establish automatic monthly investments;

•	Change your dividend reinvestment election;

•	Review your transaction history and position summary;

•	Change or terminate automatic monthly investments;

•	Request certificates;

•	Arrange for online sales of some or all of your shares;

•	Download enrollment and other forms;

•	Update personal information;

•	Receive transaction confirmations via email; and

•	Arrange to receive Education Realty Trust annual reports and other materials over the Internet.
     You can access these services through AST’s website, www.amstock.com. Participation in the Plan through the Internet is entirely voluntary.
     If you are currently a stockholder or unitholder, you will need your account number, social security number and password to access your account online.
DISTRIBUTIONS
     We currently pay regular quarterly distributions to holders of our common stock. Future distributions will be authorized by our Board of Directors and declared by us based upon a number of factors, including the amount of funds from operations, our financial condition, debt service requirements, capital expenditure requirements for our properties, our taxable income, the annual distribution requirements under the REIT provisions of the Code and other factors our directors deem relevant. Our ability to make distributions to our stockholders will depend on our receipt of distributions from our operating partnership and lease payments from our tenants with respect to our properties, and we can make no assurances to you about our ability to make future distributions.
USE OF PROCEEDS
     We will only receive proceeds from the sale of shares of our common stock purchased by the Plan Administrator from us pursuant to the Plan. Any net proceeds we receive will be used for working capital and other general corporate purposes. We have no basis for estimating either the number of shares of our common stock that may be purchased from us under the Plan or the prices that we will receive for such shares of common stock.
PLAN OF DISTRIBUTION
     The shares of common stock acquired under the Plan will be sold directly by us as newly issued shares, or will be acquired in the open market or in privately negotiated transactions. If you acquire shares of common stock through the Plan and resell them shortly before or after acquiring them (including covering short positions), under certain circumstances, you may be participating in a distribution of securities that would require your compliance with Regulation M under the Exchange Act, and you may be considered to be an underwriter within the meaning of the Securities Act. We will not extend to you any rights or privileges other than those to which you would be entitled as a participant in the Plan, nor will we enter into any agreement with you regarding your purchase of those shares of common stock or any resale or distribution of those shares.
     Any financial intermediary or other person may acquire shares of common stock through the Plan at a discount by reinvesting cash dividends or making optional cash investments that are subsequently applied to the purchase of newly issued shares of common stock directly from us, and may capture the discount by reselling the shares shortly thereafter. We have not entered into any arrangements with any financial intermediary or other person to engage in such arrangements. We anticipate that the availability of a discount may encourage some participants in the Plan to purchase more shares of common stock than they would purchase without the discount, but we have no basis to quantify the extent to which additional shares of common stock will be purchased because of the discount.

We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.
     Subject to the availability of our common stock registered for issuance under the Plan, there is no total maximum number of shares that can be issued pursuant to the reinvestment of distributions.
     We will pay any and all brokerage commissions and related expenses incurred in connection with purchases of our common stock under the Plan. Upon withdrawal by a participant from the Plan by the sale of our common stock held under the Plan, the participant will receive the proceeds of such sale less a nominal fee per transaction paid to the Plan Administrator (if such resale is made by the Plan Administrator at the request of a participant), any related brokerage commissions and any applicable transfer taxes.
     Common Stock may not be available under the Plan in all states. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any common stock or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.
EXPERTS
     The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The combined statement of certain revenues and certain expenses of the Place Portfolio for the year ended December 31, 2006 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, has been audited by Windham Brannon, P.C., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.
     The combined statement of certain revenues and certain expenses of the Place Portfolio for the year ended December 31, 2007 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, has been audited by Reznick Group, P.C., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.
LEGAL MATTERS
     Certain legal matters with regard to the issuance of shares of common stock under the Plan and other matters of Maryland law have been passed upon by Venable LLP, Baltimore, Maryland. In addition, certain federal income tax matters have been passed upon by Bass, Berry & Sims, PLC, Memphis, TN.